NO ACT

PE 2-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



10010641

February 16, 2010

Ning Chiu
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-16-2010

Re: NYSE Euronext

Dear Ms. Chiu:

This is in regard to your letter dated February 15, 2010 concerning the shareholder proposal submitted by William Steiner for inclusion in NYX's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that NYX will include the proposal in its proxy materials, and that NYX therefore withdraws its December 28, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

February 15, 2010

Re: NYSE Euronext –
Stockholder Proposal Submitted by Mr. William Steiner

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

In a letter dated December 28, 2009, we requested that the staff of the Office of Chief Counsel concur that NYSE Euronext ("NYX") could properly exclude from its proxy materials for its 2010 Annual Meeting of Shareholders a stockholder proposal (the "Proposal") submitted by Mr. William Steiner.

NYX has determined to include the Proposal in its 2010 proxy materials. Therefore, we hereby withdraw the December 28, 2009 no-action request relating to NYX's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please call the undersigned at (212) 450-4908 if you should have any questions or concerns in this regard.

Very truly yours,



Ning Chiu

cc: Ms. Janet M. Kissane
Senior Vice President – Legal & Corporate
Secretary
Mr. Sudhir Bhattacharyya
Vice President – Legal
NYSE Euronext

Mr. William Steiner
(via Federal Express)

Mr. John Chevedden
(via Federal Express and email)

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

December 28, 2009

Re: NYSE Euronext –
Stockholder Proposal Submitted by Mr. William Steiner

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

On behalf of NYSE Euronext ("NYX"), a Delaware corporation, and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we are writing with respect to the stockholder proposal (the "Stockholder Proposal") submitted to NYX on October 17, 2009 by Mr. William Steiner for inclusion in the proxy materials NYX intends to distribute in connection with its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). The Stockholder Proposal, its supporting statement and related correspondence are attached hereto as Exhibit A. We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, NYX omits the Stockholder Proposal and supporting statement from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 days before NYX files its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the proponent to the Commission via email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponent and, at the proponent's request, to Mr. John Chevedden, as notification of NYX's intention to omit the Stockholder Proposal and supporting statement from its 2010 Proxy Materials. This letter constitutes NYX's statement of the reasons it deems the omission to be proper. We have been advised by NYX as to the factual matters set forth herein.

Background

The Stockholder Proposal states as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

The Board of Directors of NYX (the "Board") is taking the steps necessary to amend NYX's Amended and Restated Certificate of Incorporation (the "charter")[1] and Amended and Restated Bylaws (the "bylaws")[2] to eliminate the stockholder supermajority voting requirements therein. The Board is expected to approve amendments to the charter and bylaws to eliminate the stockholder supermajority voting requirements therein at its next meeting, which is scheduled for February 4, 2010. These charter and bylaw amendments would reduce the threshold required for stockholders to approve certain amendments to the charter and bylaws from 80% of the outstanding shares to a majority of the outstanding shares. In addition, NYX will include, and recommend that its stockholders approve, a proposal (the "Management Proposal") in its 2010 Proxy Materials to eliminate the stockholder supermajority voting requirements in the charter. Once the charter and bylaw amendments have been duly approved by the Board and its stockholders, NYX intends to seek the necessary regulatory approval, as discussed below.

NYX operates several regulated entities, including the New York Stock Exchange ("NYSE"), a national securities exchange subject to Commission oversight, and the five European exchanges that comprise Euronext (the London International Financial Futures and Options Exchange and the Paris, Amsterdam, Brussels and Lisbon stock exchanges), which are regulated by national securities regulators in their home jurisdictions. Any proposed amendment to NYX's charter must be submitted to the boards of directors of NYX's various regulated subsidiaries (including NYSE and Euronext), any of which subsidiary boards may determine that the proposed amendment must be filed with, and approved by, the Commission or the various European securities regulators. If approved by the stockholders, NYX anticipates that the subsidiary boards of directors will direct NYX to submit the proposed charter amendments to the regulators for approval. Any proposed amendment to NYX's bylaws must either be (i) filed with, and approved by, the Commission and the European securities regulators or (ii) submitted to the boards of directors of NYX's regulated subsidiaries, any of which boards may determine that the proposed amendment must be filed with, and approved by, the Commission or such European securities regulators. NYX intends to submit the proposed bylaw amendments to the regulators for approval.

Since the Board is already taking the steps necessary to eliminate the stockholder supermajority voting requirements in the charter and bylaws, NYX has substantially implemented the Stockholder Proposal and may therefore omit it from its 2010 Proxy Materials in reliance upon Rule 14a-8(i)(10).

---

[1] The NYX charter is filed as Exhibit 3.1 to NYX's Registration Statement on Form S-8 (File No. 333-141869), filed on April 4, 2007, and available at: http://www.sec.gov/Archives/edgar/data/1368007/000110465907025677/a07-9785_1ex3d1.htm.

[2] The NYX bylaws are filed as Exhibit 3.1 to NYX's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and available at: http://www.sec.gov/Archives/edgar/data/1368007/000119312508235002/dex31.htm.

Analysis

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission has stated, in interpreting the predecessor to this rule, that it was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). In this case, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board is already taking.

A stockholder proposal need not be "fully effected" by a company in order to be excluded as substantially implemented. See SEC Release No. 34-40018 at n.30 and accompanying text (May 21, 1998); and SEC Release No. 34-20091 at § II.E.6. (August 16, 1983). Rather, substantial implementation under Rule 14a-8(i)(10) merely requires a company to satisfactorily address the "essential objective" of the proposal. See, e.g., *Anheuser-Busch Cos. Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *The Talbots, Inc.* (April 5, 2002). With the Board's expected approval of eliminating stockholder supermajority provisions from the charter and bylaws, and by proceeding with the Management Proposal and then seeking the required regulatory approvals, NYX is addressing the essential objective of the Stockholder Proposal.

The staff has previously granted no-action relief when companies have sought to exclude stockholder proposals requesting elimination of supermajority requirements when the companies' boards of directors have approved the necessary amendments to their respective charters and/or bylaws and have represented that they will recommend that their stockholders approve such amendments at the next annual meeting. See, e.g., *Applied Materials, Inc.* (December 19, 2008) (containing a stockholder proposal with language comparable to the proposal here); see also *Sun Microsystems, Inc.* (August 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008); *The Dow Chemical Company* (February 26, 2007); *Chevron Corp.* (February 15, 2007); *Johnson & Johnson* (February 13, 2006); *Bristol-Myers Squibb Co.* (February 14, 2005); and *The Home Depot, Inc.* (March 28, 2002). In each of these cases, the staff granted no-action relief to a company that intended to omit a stockholder proposal that was substantially similar to NYX's proposal, based on actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments at the company's next annual meeting.

As in the letters cited above, the Board is expected to approve amendments to its charter and bylaws to eliminate stockholder supermajority voting requirements, and seek stockholder approval for the charter amendments at the 2010 Annual Meeting of Stockholders as needed to effectuate those amendments. After the meeting, the Board intends to take the necessary steps to seek regulatory approval for the proposed bylaw amendments, and if the Management Proposal is duly approved by the stockholders, the Board intends to take the necessary steps to seek regulatory approval for the proposed charter amendments.

The staff has also granted no-action relief under Rule 14a-8(i)(10) in cases where a company has taken some – but not all – of a proponent's requested action, even though implementation was not as expeditious as the proponent requested. In *Sempra Energy* (January 27, 2006), for example, the company's board of directors acted to implement a stockholder proposal to declassify the board by seeking stockholder approval to amend its charter, but was unable to effect an immediate transition to annual elections for all directors as requested by the proponent, because the board lacked authority under state law to shorten the terms of those directors already elected. See also, e.g., *Praxair, Inc.* (February 2, 2006); *Schering-Plough Corp.* (February 2, 2006); and *Northrop Grumman Corp.* (March 22, 2005) (in each case, concurring with the exclusion of a stockholder proposal to declassify a company's board of directors, where the board submitted a declassification proposal for stockholder approval which would be phased in over a multi-year period, even though the proponent requested a one-year implementation cycle).

NYX similarly lacks unilateral authority to implement charter and bylaw amendments to eliminate all stockholder supermajority voting requirements, but consistent with the Stockholder Proposal the Board is taking the steps necessary to eliminate such provisions, including (1) approving amendments to the charter and bylaws, subject to regulatory approval, (2) preparing a Management Proposal for inclusion in the 2010 Proxy Materials to amend the charter, subject to stockholder and regulatory approval and (3) thereafter seeking the required regulatory approval. Therefore, NYX has substantially implemented the Stockholder Proposal and may exclude it from its 2010 Proxy Materials under Rule 14a-8(i)(10). We respectfully request confirmation that the staff will not recommend enforcement action to the Commission if NYX proceeds on this basis.

If for any reason the Board does not approve the foregoing charter and bylaw amendments prior to the 2010 Annual Meeting of Stockholders, or does not authorize inclusion of the Management Proposal in the 2010 Proxy Materials and recommend that stockholders vote for it, NYX will include the Stockholder Proposal and supporting statement in its 2010 Proxy Materials.

If you have any questions or require further information, please call me at 212-450-4908 or contact me by email at ning.chiu@davispolk.com. Thank you for your attention to this matter.

Very truly yours,



Ning Chiu

Enclosures

cc w/ enc: Ms. Janet M. Kissane
Senior Vice President – Legal & Corporate Secretary
Mr. Sudhir Bhattacharyya
Vice President – Legal
NYSE Euronext

Mr. William Steiner
(via Federal Express)

Mr. John Chevedden
(via Federal Express and email)

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Marshall N. Carter
Chairman of the Board
NYSE Euronext (NYX)
11 Wall St
New York NY 10005

Dear Mr. Carter,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: John K. Halvey <jhalvey@nyx.com>
Corporate Secretary
PH: 212 656-3000
FX: 212-656-2126
Rich Adamonis <radamonis@nyx.com>
PH: 212-656-2140
Janet Kissane <JKissane@nyx.com>
PH: 212-656-2039
FX: 212-656-8101

[NYX: Rule 14a-8 Proposal, October 21, 2009]]

3 [number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won more than 77% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

Our board even attempted (and failed) to prevent us from voting on this well-established proposal topic at our 2009 annual meeting: Reference: *NYSE Euronext* (January 18, 2009) no action letter available through SECnet http://www.wsb.com and http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/steinercheveddennyse011809-14a8.pdf.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should be considered in the context of the need for further improvements in our company's corporate governance. For instance in 2009 the following governance issues were identified:

Our board had 18 members – unwieldy board concern. Our board was the only the significant directorship for 13 of our 18 directors (this could indicate a significant lack of recent valuable experience). At the other extreme Shirley Ann Jackson served on 6 boards – over commitment concern. Plus three of Ms. Jackson's boards were again rated "D" by The Corporate Library: Marathon Oil (MRO), FedEx (FDX) and International Business Machines (IBM).

We had no shareholder right to: Cumulative Voting, to call a Special Meeting, to Act by Written Consent and to elect directors by majority vote. Shareholder proposals to address these topics have received majority votes at other companies.

Specific performance metrics were not disclosed regarding the cash component of CEO Duncan Niederaue's annual incentive awards. This practice raised concerns that pay policies are not aligned with shareholder interests. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 2 November 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 8200 shares of NYSE Euronext; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/21/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-2-09	# of pages ▶
To Janet M. Kissane	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-656-8101	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323